Exhibit 99.4

CONDENSED INTERIM FINANCIAL STATEMENTS

Restated and Prepared in Accordance with International Accounting Standard 34
Interim Financial Reporting

ISSUER DETAILS NAME OF ISSUER: ISSUER ADDRESS:	AUSTRAL PACIFIC ENERGY LTD. LEVEL 3, 40 JOHNSTON ST WELLINGTON NEW ZEALAND
ISSUER TELEPHONE NUMBER: ISSUER FACSIMILE NUMBER: CONTACT NAME AND POSITION: CONTACT TELEPHONE NUMBER: CONTACT EMAIL ADDRESS: WEB SITE ADDRESS: FOR THE QUARTER ENDED: DATE OF REPORT: CERTIFICATE	(644) 495 0888 (644) 495 0889 THOMPSON JEWELL, CEO (644) 495 0880 mail@austral-pacific.com www.austral-pacific.com June 30, 2008 March 31, 2009

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Balance Sheet - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

As at :	Note	June 30, 2008	December 31, 2007
		$	$
Assets		(Unaudited)	(Audited)
Current assets
Cash and cash equivalents		9,109,968	9,019,812
Restricted cash and cash equivalents		2,450,000	3,000,000
Trade and other receivables		2,910,859	5,689,279
Financial instruments		-	-
Inventory		536,172	488,486
Prepaid expenses and deposits		1,152,440	805,527
Total current assets		16,159,439	19,003,104

Non-current assets
Listed investments		205,328	100,822
Exploration, evaluation, development and production
assets	9	29,308,721	32,438,270
Property, plant and equipment		9,098,664	7,164,646
Goodwill		2,018,969	2,018,969
Total non-current assets		40,631,682	41,722,707
Total assets		56,791,121	60,725,811

Liabilities
Current liabilities
Trade and other payables		4,204,430	11,226,465
Loans and borrowings	11	25,373,032	18,650,000
Financial instruments and derivatives		-	7,753,311
Prepaid gas revenue		831,040	831,040
Asset retirement obligations		863,903	845,422
Net cash in advance		-	9,679,614
Total current liabilities		31,272,405	48,985,852
Non-current liabilities
Loans and borrowings		9,402,229	9,282,806
Deferred taxation provision		2,372,274	2,372,274
Prepaid gas revenue		2,352,433	2,521,823
Asset retirement obligations		832,313	765,037
Total non-current liabilities		5,557,020	5,659,134
Total liabilities		46,231,654	63,927,792

Net assets/(liabilities)		10,559,467	(3,201,981)

Equity
Shareholders equity		78,262,390	55,913,721
Reserves		4,050,467	3,557,684
Retained earnings		(71,753,390)	(62,673,386)
Total Equity/(Deficiency)		10,559,467	(3,201,981)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Income Statement - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

		Three Months	Three Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2008	2007	2008	2007
		$	$	$	$

Revenue		4,386,717	1,920,039	7,203,984	2,702,538
Cost of sales		(1,174,176)	(814,202)	(1,698,282)	(1,198,242)
Royalties		(200,775)	(91,336)	(391,063)	(129,370)

Gross profit		3,011,766	1,014,501	5,114,639	1,374,926

Other income		277,315	402,003	733,558	716,017
Administration expenses		(2,312,852)	(1,859,042)	(4,388,141)	(2,967,945)
Depletion		(1,686,637)	(851,424)	(3,937,518)	(805,825)
Amortization		(29,295)	(27,195)	(58,807)	(54,281)
Oil and gas exploration expenditure		(23,638)	(380,136)	(318,466)	(1,438,201)
Results from continuing operating activities		(763,341)	(1,701,293)	(2,854,735)	(3,175,309)

Finance income		6,282	36,771	169,480	251,630
Finance expenses		(9,507,197)	(1,595,070)	(14,132,362)	(2,873,199)
Net finance cost		(9,500,915)	(1,558,299)	(13,962,882)	(2,621,569)

Loss after income tax from continuing operations		(10,264,256)	(3,259,592)	(16,817,617)	(5,796,878)
Profit/(loss) from discontinued operations for the period	8	7,737,613	(180,865)	7,737,613	101,250
Loss for the period		(2,526,643)	(3,440,457)	(9,080,004)	(5,695,628)

Basic loss per share from continuing operations	15	($0.25)	($0.11)	($0.40)	($0.20)
Diluted loss per share from continuing operations	15	($0.25)	($0.11)	($0.40)	($0.20)
Basic loss per share	15	($0.06)	($0.11)	($0.22)	($0.20)
Diluted loss per share	15	($0.06)	($0.11)	($0.22)	($0.20)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Statement of Changes in Equity - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$		$	$	$	$	$
Balance at December 31, 2007	32,416,142	55,913,721	333,395	1,666,317	1,540,762	17,210	(62,673,386)	(3,201,981)
Issuance of ordinary shares for cash and other consideration	27,051,687	22,929,550	-	-	-	-	-	22,929,550
Less deferred offering costs		(580,881)	-	-	-	-	-	(580,881)
Share based compensation		-	-	388,276	-	-	-	388,276
Accumulated fair value reserve		-	-	-	-	104,507	-	104,507
Net loss for the period		-	-	-	-	-	(9,080,004)	(9,080,004)
Balance at June 30, 2008	59,467,829	78,262,390	333,395	2,054,593	1,540,762	121,717	(71,753,390)	10,559,467

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$	$	$	$	$	$	$
Balance at January 1, 2007	27,764,287	50,045,527		1,307,171	1,540,762	52,916	(40,651,055)	12,295,321
Issuance of ordinary shares for cash and other consideration	2,500,000	3,010,000	-	-	-	-	-	3,010,000
Exercise of share purchase options	200,000	240,000						240,000
Share based compensation				212,089				212,089
Accumulated fair value reserve						(12,418)		(12,418)
Net loss for the period		-	-	-	-	-	(5,695,628)	(5,695,628)
Balance at June 30, 2007	30,464,287	53,295,527	-	1,519,260	1,540,762	40,498	(46,346,683)	10,049,364

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Cash Flow Statement - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Cash flows from operating activities Cash provided from:
Receipts from customers	6,602,800	2,120,394	8,674,091	3,207,203
Cash applied to:
Payments to suppliers and employees	(3,338,602)	(1,018,665)	(9,176,658)	(1,527,658)
Payments for settlement of derivatives	(19,787,957)	-	(19,787,957)	-
Net cash inflow / (outflow) from operating activities	(16,523,759)	1,101,729	(20,290,524)	1,679,545

Cash flows from investing activities
Disposal of discontinued operation	8,500,000	-	8,500,000	-
Purchase of resource company	-	-	(3,100,800)	-
Exploration and evaluation expenditure	(2,391,430)	(7,545,985)	(3,813,828)	(11,111,717)
Change in joint venture working capital	(230,274)	(1,933,704)	163,221	(3,301,308)
Net cash inflow / (outflow) from investing activities	5,878,296	(9,479,689)	1,748,593	(14,413,025)

Cash flows from financing activities
Share issues	6,957,753	3,010,000	11,909,055	3,250,000
Net proceeds from debt	8,923,032	3,191,236	6,723,032	3,262,000
Net cash inflow from financing activities	15,880,785	6,201,236	18,632,087	6,512,000
Net increase/(decrease) in cash during the period	5,235,322	(2,176,724)	90,156	(6,221,481)

Cash and cash equivalents, beginning of period	3,874,646	6,100,186	9,019,812	10,144,943
Cash and cash equivalents at end of period	9,109,968	3,923,462	9,109,968	3,923,462

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 1 - REPORTING ENTITY

Austral Pacific Energy Ltd. (the “Company”) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company is domiciled in New Zealand.

NOTE 2 - BASIS OF PREPARATION and STATEMENT OF COMPLIANCE

On December 18, 2008, the Alberta Securities Commission, the Company’s principal regulator, approved an exemption from preparing financial statements in accordance with Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for periods ending on or after December 31, 2008 for so long as the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Consequently, restated interim financial statements for the interim periods ending within 2008 are required to be prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”).

The restated unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three months and six months ended June 30, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled assets.

These interim financial statements have been prepared in accordance with IAS 34.

The interim financial statements do not include all of the information required for full financial statements and, because of the first time adoption of IFRS with transition date at January 1, 2007, should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

A full reconciliation of the differences identified as having a significant effect between Canadian GAAP and IFRS has been provided in Note 32 of the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

The Group’s interim financial statements were authorised for re-issue by the Audit Committee on March 31, 2009.

The consolidated financial statements of the Group as at and for the year ended December 31, 2008, are available for internet download from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Group’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax or phone, to the Secretary of the Company at the addresses listed on the cover page.

NOTE 3 – ABILITY TO CONTINUE AS A GOING CONCERN

For the six months to June 30, 2008, the Group had a net loss of $9,080,004 (2007: $5,695,628) and accumulated deficit of $71,753,390 (December 31, 2007: $62,673,386). The Group also had a working capital deficit of $15,112,965 (December 31, 2007: $29,982,748). In addition, the Group has been unable to generate net cash from operating activities for the past three years. The Group’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Group is operating under a waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. The loan facility has been renegotiated, with the key agreement being the full repayment of the facility (currently $25,373,032) on or before December 15, 2008 and hence has been disclosed as a current liability.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

period of time. However the cash flow forecast prepared by management leads it to conclude that the Group can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Group’s ongoing production is sustained; oil prices at or about $120 per barrel; normal expenditure; and further capital raising to enable the Investec loan facility to be repaid in full on or before December 15, 2008.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the Group was unable to continue as a going concern. Such adjustments could be material.

NOTE 4 – STATEMENT OF ACCOUNTING POLICIES

The accounting policies of the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 5 – ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 6 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 7 – SEGMENT REPORTING

The Group operates in one industry: petroleum, exploration and production. It currently operates only in New Zealand. The parent company is incorporated in Canada, but is domiciled in New Zealand and therefore considered as part of the New Zealand operation. Operations in Papua New Guinea ceased in May 2008 and are not reported as a separate segment (see Note 8).

NOTE 8 - DISCONTINUED OPERATIONS

In May 2008 the Group sold its operation in Papua New Guinea, with two permits still subject to obtaining ministerial consent for their transfer. The sale, by a wholly owned subsidiary Austral Pacific Energy (PNG) Limited, included all interests in Papua New Guinea licences and the interest in the Coral Sea drilling rig. The decision to sell was made in order to accelerate loan repayments under the Group's loan facility with Investec, strengthen the Balance Sheet, and retain the focus on the growth of production from the core assets in New Zealand including the Cheal field development, Kahili gas development and Cardiff appraisal.

Austral Pacific Energy (PNG) Limited retains some immaterial assets, predominately a cash deposit due from the Papua New Guinea Government, in the Consolidated Balance Sheet.

The segment was not a discontinued operation or classified as held for sale as at December 31, 2007 and the Condensed Consolidated Interim Income Statement has been re-presented to show the discontinued operation separately from continuing operations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

Profits/losses attributable to the discontinued operation were as follows:

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2008	2007

Revenue	-	-

Administration expenses	(5,920)	(10,661)
Foreign exchange (loss)/gain	(404)	(10,396)
Oil and gas exploration expenditure	(259,137)	121,746
Finance income	926	561
Results from operations, net of tax	(264,534)	101,250
Gain on sale of discontinued operation	8,002,147	-
Income tax on gain on sale of discontinued operation
Profit/(loss) for the period	7,737,613	101,250

NOTE 9 – EXPLORATION, EVALUATION, DEVELOPMENT & PRODUCTION ASSETS

Total Exploration, Evaluation, Development & Production Assets
		$
Carrying value at January 1, 2007		19,933,506
Expenditure		16,182,888
Depletion		(3,678,124)
Carrying value at December 31, 2007		32,438,270

Expenditure - 6 months		807,969
Depletion - 6 months		(3,937,518)
Carrying value at June 30, 2008		29,308,721

NOTE 10 – DERIVATIVE LOSSES – FORWARD OIL SALE CONTRACTS

The outstanding forward oil sales contracts that the Group entered into in connection with the raising of debt under the Investec loan facility were closed out on May 27, 2008 at a cost to the Group of $16,759,826, together with related interest of $757,541. At the same time, a series of put options were entered into at $90 per barrel. This series of transactions has been funded by a short term loan ($17.847 million) from Investec (repayable on or before December 15, 2008).

The realised losses on forward oil sale contracts to May 31, 2008 are as follows:

2008
$
Realised losses March quarter 2008	1,377,537
Realised losses to May 31, 2008 applicable to related sales (1)	1,400,377
2,777,914

(1) The forward oil sale contracts from June 2008 were closed out on May 27, 2008 and the impact of these derivative losses is shown below.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

Derivative losses are as follows:

2008
$

Financial Instruments January 1, 2008 (current liability)	7,753,311

Realised losses from hedge closeout from May 27, 2008	(16,759,826)
Unrealised put losses June 30, 2008	(250,217)
Derivative losses June 30, 2008	(9,256,732)

These losses are included under “Finance expenses” in the Income Statement.

The Group’s outstanding contracts for derivative instruments, and the related fair values at June 30, 2008 were as follows:

	QUANTITY		PRICE	FAIR VALUE
		MATURITY DATE
	(BARRELS)		US$/BBL	JUNE 30, 2008
Crude oil put options	114,000	September 2008-August 2009	90.00	79,447

NOTE 11 – LOANS AND BORROWINGS

Investec Loan

In May 2008, the Group borrowed a further tranche of $17,847,032 to finance the close-out of forward oil sale contracts (from June 2008) for $16,759,826 plus a series of $90 oil sale put options for $329,665 and interest thereon to December 15, 2008 of $757,541.

A summary of the accounting treatment of the debt raising is as follows:

	June 30,	December 31,
	2008	2007
	$	$

Loan balance January 1,	18,650,000	15,738,000
Loan draw down	-	7,262,000
Loan repayment	(11,124,000)	(4,350,000)
Additional tranche drawdown	17,847,032	-
Balance of loan	25,373,032	18,650,000

NOTE 12 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $91,767 during the six months to June 30, 2008 (June 30, 2007: $53,250).

The Group paid a law firm, in which a Director is a Partner, $118,449 for legal and directorial services during the six months to June 30, 2008 (June 30, 2007: $65,924).

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 13 - COMMITMENTS AND CONTINGENCIES

a)	Commitments
The Group participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Group’s management estimates that the commitments under various agreements are $5.6 million.
b)	Legal Proceedings
The Group was, until May 2008, a party to legal proceedings as noted below in regard to the Douglas permit. The Group is not now subject to any legal proceedings. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Group nor has a material interest adverse to the Group.
The disputes and claims in existence and settled during the quarter involving the Group are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. As at June 30, 2008, all but the Cheal royalty dispute had been settled.
They were:
	i)	Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The group has obtained legal advice regarding the claim which supports the Group’s position.
	ii)	Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Group obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 ($388,000)). TAG wrote to the Group in December 2007 alleging the Group was liable for compensation to TAG in the amount of approximately NZ$7.78 million ($6.03 million). The Group refuted the requirement to pay compensation to TAG and received legal advice supporting the Group’s position.
On May 23, 2008, the Group agreed with TAG the settlement of all outstanding disputes between the companies in relation to the Cheal project. The settlement agreement requires the net payment by the Group to TAG of $1.6 million in a combination of cash, shares and expected forward production from the Cheal A7 well and the issue of 2,273,000 Austral shares to TAG, which issuance occurred on June 9, 2008.
	iii)	Douglas Permit: The Group was in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Group considered the Operator failed to follow due process in regard to the program presented to the PNG Government, failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and, failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Group also disputed the requirement for drilling of a well (Puk Puk) in 2008 and maintained the position that the well should be drilled in early 2009.

The Group received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, sought payment from the Group of $1.646 million being the amount of a cash call for the drilling of the Puk Puk well. The Group also received a notice of default in respect of a further cash call for the well in the amount of $1.2 million. The Puk Puk-1 well was spudded on May 10, 2008.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

On May 29, 2008, initial completion of a settlement and sale agreement with Rift Oil plc occurred, selling the Group’s interests in PPL’s 235 and 261 to Rift for $5 million. The settlement and sale agreement included the settlement between the Group and Rift of all outstanding disputes and claims between the companies. This agreement is now fully completed.

c) Environmental Laws and Regulations

The Group is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Group cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Group.

NOTE 14 – SHAREHOLDERS EQUITY

a)	Authorised and Issued Share Capital

The authorised share capital of the Company is an unlimited number of ordinary shares without par value. On February 28, 2008 the Company issued 12,500,000 ordinary shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. The warrants are convertible one-for-one into ordinary shares for twelve months from closing at an exercise price of $2.25.

On June 26, 2008 the Company issued a further 11,222,360 ordinary shares (with 5,611,180 warrants attached) for cash proceeds of $5,611,180. The warrants are convertible one-for-one into ordinary shares for fifteen months from closing at an exercise price of $1.00.

On May 31, 2008 the Company issued 1,056,338 ordinary shares at a price of $0.71 to Investec Bank as a condition of the restructuring of the loan facility.

On June 9, 2008 the Company issued 2,273,000 shares at a price of $0.69 to TAG Oil Limited in settlement of disputes between the companies in relation to the Cheal project.

	Number
	of shares	$
Balance at December 31, 2007	32,416,142	55,913,721

Issued during the six months to June 30, 2008	27,051,687	22,929,550

Balance at June 30, 2008	59,467,829	78,843,271

b)	Incentive Share Options

The Company has established a share option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 22, 2008 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Group (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

The following share options were outstanding at June 30, 2008:

Number Of Options	Type of Option	Date Fully Vested	Number Vested	Exercise/Weighted	Expriy Date
			June 30, 2008	Average Price Per Share
12,500	vesting	October 15, 2004	12,500	1.25	October 15, 2008
200,000	vesting	December 1, 2008	133,334	1.90	December 1, 2010
40,000	vesting	January 1, 2007	40,000	1.80	January 1, 2011
40,000	vesting	January 1, 2008	40,000	2.00	January 1, 2011
40,000	vesting	January 1, 2009		2.50	January 1, 2011
10,000	vesting	February 2, 2009	6,667	1.90	February 2, 2011
400,000	vesting	November 1, 2008	266,667	1.14	May 1, 2012
16,667	vesting	December 1, 2008	16,667	1.06	August 28, 2008
150,000	vesting	December 11, 2008	100,000	1.02	June 11, 2012
100,000	vesting	July 2, 2009		1.30	July 2, 2012
100,000	vesting	August 6, 2009		1.42	August 6, 2012
60,000	vesting	March 14, 2009	20,000	1.23	September 14, 2012
451,671	vesting	March 14, 2009	181,674	1.20	September 14, 2012
150,000	vesting	September 14, 2009		1.20	September 14, 2012
30,000	vesting	October 8, 2009		1.23	October 8, 2012
16,667	vesting	April 12, 2009	16,667	1.42	August 28, 2012
150,000	vested	September 30, 2007	150,000	1.30	September 30, 2009
60,000	vesting	January 1, 2010		1.01	January 1, 2013
50,000	vesting	December 24, 2009		0.49	June 24, 2013
30,000	vesting	December 30, 2009		0.49	June 30, 2013
2,107,505			984,176

The weighted average exercise price for all options outstanding at June 30, 2008 is $1.29 (June 30, 2007: $1.35). During the six months to June 30, 2008, Nil (2007: 200,000) options were exercised.

The weighted average exercise price for options fully vested at June 30, 2008 is $1.34 (June 30, 2006: $1.35).

The share option compensation cost recognised as an expense for the six months to June 30, 2008 was $397,109 (June 30, 2007 -$34,123). The fair value of each share option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortised over the vesting period.

(c)	Share Purchase Warrants

The Company had 20,611,180 share purchase warrants outstanding at June 30, 2008 (December 31, 2007: 2,500,000).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 15 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the six month periods ended June 30, 2008 and 2007:

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2008	2007
	$	$
Numerator: net loss for the period	(9,080,004)	(5,695,628)

Denominator:
Weighted-average number of shares -basic	41,753,019	29,017,878
Basic loss per share	(0.22)	(0.20)
Denominator:
Weighted-average number of shares -diluted	41,753,019	29,017,878
Diluted loss per share	(0.22)	(0.20)

Numerator: net loss for the period from continuing operations	(16,817,617)	(5,796,878)

Denominator:
Weighted-average number of shares -basic	41,753,019	29,017,878
Basic loss per share from continuing operations	(0.40)	(0.20)
Denominator:
Weighted-average number of shares -diluted	41,753,019	29,017,878
Diluted loss per share from continuing operations	(0.40)	(0.20)

Share options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 16 - SUBSEQUENT EVENTS

(a)	The Group has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring its total share to 50%. The payment of $320,000 (NZ$415,000) consists of a purchase price of $91,000 (NZ$118,212) and a share of outstanding cash calls. This acquisition is subject to regulatory approval.
(b)	The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange is subject to a number of conditions precedent including the approval of the TSX-V.
(c)	Cheal A6 and A6 sidetrack wells were drilled in June/July 2008. They were not a commercial success. Currently the costs have been capitalised and will be expensed in Q3 2008 once final costs are determined.
(d)	Cheal A7 (a sidetrack from the A6 well) was successfully drilled in July 2008 and is expected to go into commercial production in August 2008.

Apart from as described above, no other events occurred subsequent to June 30, 2008 which would have a material effect on these statements.